Item 30. Exhibit (h) ii. j

SHAREHOLDER INFORMATION AGREEMENT

SHAREHOLDER INFORMATION AGREEMENT entered into as of March 20, 2007 by and between MFS Fund Distributors, Inc. (“MFD”), principal underwriter to the MFS funds, and Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company (each an “Intermediary”) with an effective date of October 16, 2007.

As used in this Agreement, the following terms shall have the following meanings, unless a different meaning is clearly required by the contexts:

The term “Fund” includes the fund’s principal underwriter and transfer agent. The term not does include any “excepted funds” as defined in Rule 22c-2(b) under the Investment Company Act of 1940.

The term “Fund Anti-dilution Policies” means policies established by the Fund and described in the Fund’s prospectus intended to eliminate or reduce any dilution of the value of the outstanding shares issued by the Fund.

The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund held by the Intermediary under the terms of the Participation Agreement, as defined below.

The term “Shareholder” means the holder of interests in a variable life insurance contract funded through the Intermediary (“Contract”), or an insured under a group life insurance contract with a beneficial interest in a Contract.

The term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) one-time step-up in Contract value pursuant to a Contract death benefit or living benefit; (iii) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, or planned premium payments to the Contract; or (iv) prearranged transfers at the conclusion of a free look period required under state law.

The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of loans, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.

The term “Participation Agreement” shall mean the Participation Agreement(s) and/or other similar agreement(s) relating to the Intermediary’s ability to purchase Fund shares for funding of variable life insurance policies issued by the Intermediary to which Intermediary and the Fund are, and affiliates of the Fund may be parties.

The term “written” includes electronic writings and facsimile transmissions.

Prior to the effective date of this Shareholder Information Agreement, the Fund and the Intermediary agree that any request made to the Intermediary by the Fund for shareholder transaction information, and the Intermediary’s response to such request, shall be governed by the current process with respect to responding to any such requests.

WHEREAS, Intermediary, pursuant to the Participation Agreement, purchases Shares of the MFS funds to support certain variable life insurance contracts;

WHEREAS, Intermediary and the Fund desire to enter into this agreement as a supplement to the Participation Agreement to define the information that Intermediary will provide to Fund in order that the Fund may review such information about Shareholder transactions through the Intermediary and to otherwise evidence their compliance with Rule 22c-2 under the Investment Company Act of 1940.

NOW, THEREFORE, the Fund and the Intermediary hereby agree as follows:

1.0 Shareholder Information

1.1. Agreement to Provide Information. Intermediary agrees to provide the Fund or its designee, upon written request, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”)1, or other government-issued identifier (“GII”) and the Contract owner number or participant account number associated with the Shareholder, if known, of any or all Shareholder(s) of the account and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request. Unless otherwise specifically requested by the Fund, the Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

1.2 Period Covered by Request. Requests must set forth a specific period, not to

[1]

According to the IRS’ website, the ITIN refers to the Individual Taxpayer Identification number, which is a nine-digit number that always begins with the number 9 and has a 7 or 8 in the fourth digit, example 9XX-7X-XXXX. The IRS issues ITINs to individuals who are required to have a U.S. taxpayer identification number but who do not have, and are not eligible to obtain a Social Security Number (SSN) from the Social Security Administration (SSA). SEC Rule 22c-2 inadvertently refers to the ITIN as the International Taxpayer Identification Number exceed 90 days from the date or which transaction information is sought. The Fund or its designee may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with Fund Anti-dilution Policies.

1.3 Timing of Requests. Fund requests for Shareholder information shall be made no more frequently than quarterly except as the Fund deems necessary to investigate compliance with the Fund Anti-dilution Policies.

1.4 Form and Timing of Response. (a) Intermediary agrees to provide the information specified in Section 1.1 above to the Fund or its designee within a commercially reasonable time not to exceed 10 business days from the date the Fund’s written request for information is received by Intermediary. If requested by the Fund or its designee, Intermediary agrees to use best efforts to determine promptly whether may specific person about whom it has received the identification and transaction information specified in Section 1.1 is itself a financial intermediary (“indirect intermediary”) and, upon further request of the Fund or its designee, promptly either (i) provide (or arrange to have provided) the information set forth in Section 1.1 for those shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing in nominee name on behalf of other persons, securities issued by the Fund. Intermediary additionally agrees to inform the Fund or its designee whether it plans to perform (i) or (ii).

(b) Responses required by this paragraph must be communicated in writing and in a format or formats mutually agreed upon by the Fund and the Intermediary. In no event, will Intermediary be required to provide data in a format or through a data transmission facility that is not supported by Intermediary at the time this agreement is executed.

1.5 Limitations on Use of Information. The Fund agrees (a) to keep any information received under this Agreement confidential according to the standard it applies to its own confidential information of a like type;

(b) not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2; and

(c) not to disclose the information, without the prior written consent of Intermediary, to any third party except the Fund’s investment advisor, principal underwriter, transfer agent, and the Fund’s Board of Directors when necessary for these parties to evaluate the information in light of the Fund’s Anti-Dilution Policies. The Fund will ensure that any third party to whom information received from the Intermediary under this Agreement is disclosed under this section is obligated to protect the information under terms at least as stringent as those contained in this section; and

(d) to notify Intermediary in accordance with applicable state law in the event of a compromise or other breach of the security, confidentiality or integrity of information received from the Intermediary pursuant to this Agreement.

2.0 Agreement to Restrict Trading. In the event the Fund determines that Shareholder-Initiated Purchase Transactions or Shareholder-Initiated Redemption Transactions of a Shareholder or Shareholders violate the Fund’s Anti-Dilution Policies and the Fund determines to impose a trading restriction on the Shareholder, Intermediary agrees to execute written instructions from the Fund to prohibit the Shareholder from submitting any transaction requests (directly or indirectly through Intermediary’s account) that would result in the purchase, exchange, transfer or sale of Fund shares other than transaction requests sent by regular U.S. mail for a period of time determined by the Fund. Unless otherwise directed by the Fund, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through Intermediary. Instructions must be received by Intermediary at the following address, or such other address that Intermediary may communicate to the Fund in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

MassMutual Financial Group

Attn: Kimberly Biggs

1295 State Street

Springfield, MA 01111-0001

kbiggs@massmutual.com

860-562-4780

2.1 Form of Instructions. Instructions to restrict trading under Section 2.0 above must include the TIN, ITIN, or GII and the specific individual Contract owner number or participant account number associated with the Shareholder, if known. If the TIN, ITIN, GII or the specific individual Contract owner number or participant account number associated with the Shareholder is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates. Upon request of the Intermediary, Fund agrees to provide to the Intermediary, along with any written instructions to prohibit further purchases or exchanges of Shares by Shareholder, information regarding those trades of the contract holder that violated the Fund Anti-Dilution Policies.

2.2 Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable but not later than five business days after receipt of the instructions by the Intermediary.

2.3 Confirmation by Intermediary. Intermediary must provide written confirmation to the Fund that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

3.0 Miscellaneous

3.1 Construction of the Agreement. This Agreement supplements and expressly does not supersede the Participation Agreement(s). To the extent the terms of this Agreement conflict with the terms of a Participation Agreement, the terms of this Agreement shall control.

3.2 Form of Notice. Any written instructions, requests or confirmations required or allowed by this Agreement may be made by electronic transmission of writings, including facsimile, to the addresses specified in this Agreement unless otherwise specified by either party.

3.3 Termination. This Agreement will terminate upon the date Fund shares are no longer held by the Intermediary and no longer made available as investment options to Shareholders or the date of termination of the Participation Agreement(s), if later.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first above written.

Massachusetts Mutual Life Insurance Company C.M. Life Insurance Company		MFS Fund Distributors, Inc.

By:	/s/ Craig Waddington	By:	/s/ James A. Jesse
Name:	Craig Waddington	Name:	James A. Jesse
Title:	Vice President	Title:	President

Date:	3/20/07	Date:	3/26/07